

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

September 18, 2007

Mr. Greg D. Smith
Chief Financial Officer
Minefinders Corporation LTD.
2288-1177 West Hastings Street
Vancouver, BC Canada V6E 2K3

> **Re: Minefinders Corporation LTD.**
> **Form 40-F for Fiscal Year Ended December 31, 2006**
> **Filed March 29, 2007**
> **Response Letter Dated September 14, 2007**
> **File No. 1-31586**

Dear Mr. Smith:

We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief